HOWARD BANCORP, INC.

6011 University Blvd., Suite 370

Ellicott City, Maryland 21043

November 20, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dietrich King

Re:	Howard Bancorp, Inc.

Amendment No. 1 to Registration Statement on Form S-4 Filed November 21, 2017 File No. 333-221450

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Howard Bancorp, Inc. (the “Company”) hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 10:00 a.m. Eastern Time on Wednesday, November 22, 2017, or as soon as possible thereafter.

Should you have any questions or comments regarding the foregoing, please call the Company’s counsel, Michael P. Reed of Covington & Burling LLP, who can be reached at (202) 662-5988.

Very truly yours,

Howard Bancorp, Inc.

By:	/s/ George C. Coffman
Name:	George C. Coffman
Title:	Executive Vice President and Chief Financial Officer and Treasurer